UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39250	Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Exact name of Registrant as specified in its charter)
250 Vesey Street, 15th Floor New York, NY 10281 United States (Address of principal executive office)	73 Front Street, Fifth Floor Hamilton, HM 12 United States (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 10, 2022, Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Infrastructure Corporation (“BIPC”) completed the previously announced three-for-two unit/share splits of BIP’s outstanding non-voting limited partnership units (“BIP units”) and BIPC’s outstanding class A exchangeable subordinate voting shares (“BIPC shares”). Following completion of the unit/share splits, there are 458,043,923 BIP units outstanding and 110,454,144 BIPC shares outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: June 10, 2022	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: June 10, 2022	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary